July 24, 2006	Ranga Nutakki Direct Phone: (612) 672-8311 Direct Fax: (612) 642-8311 ranga.nutakki@maslon.com
Via Federal Express and Facsimile

John Reynolds
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, Mail Stop 3561
Washington, DC 20549

Re:	Cougar Biotechnology, Inc.
Form SB-2
File No. 333-133779
Filed May 3, 2006
Form 10-KSB
Filed March 6, 2006

Dear Mr. Reynolds:

This letter constitutes Cougar Biotechnology, Inc.’s (hereinafter called “Cougar” or the “Company”) response to the comment letter from the Securities and Exchange Commission dated June 9, 2006 (the “Comment Letter”) with respect to the Company’s filings with the Commission listed above. The following responses are numbered to correspond to the Comment Letter. Enclosed herewith are six copies of the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 (the “Registration Statement”), three of which have been marked to indicate the revisions from the Company’s filing made May 3, 2006.

General

1.
In conducting our basic background research, the staff noted that your CEO made a presentation in May which is now available online at http://www.com/webcast/rrshq8/coub/. The staff was unable to determine if this presentation was followed by a question and answer period; if it was, please provide the staff with a transcript of any discussions that took place. In addition, please provide further information about this presentation, including its purpose, who participated in the programs - including whether any participants had any relationships with the company, as well as whether the company paid any compensation in order to participate in the conference. Also, please confirm the date of this presentation as well as the date it was made available on-line. Finally, please reconcile any disclosures made at this presentation to your Form SB-2 disclosures.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The presentation by Alan Auerbach, the Company’s CEO, in May was not followed by a question and answer period, nor did Mr. Auerbach have any follow-up discussions with any observers of the presentation. The purpose of the presentation was to increase awareness of Cougar and its product candidates. As referenced in the Company’s response to the Staff’s Comment No. 3 below, the Company has disseminated information of this type in the ordinary course of its business at similar conferences in which it has participated in the past. The discussion was focused on Cougar’s products, and no discussion was had with respect to any current or pending offering of securities of Cougar, including the resale of securities pursuant to this Registration Statement. Attendees to the conference included management representatives from other biotechnology companies and institutional biotechnology investors. Mr. Auerbach was the only representative from Cougar in attendance, and to our best knowledge, no other participant in the conference has any relationship to the Company.

The Company paid Rodman and Renshaw a registration fee of $3,995 and a fee of $450 in order for the Company’s presentation to be webcast. It is our understanding that the webcast was made available at the time of the Company’s presentation at the conference. The Company has not had any follow-up communications with any persons who watched the webcast with respect to the contents of the webcast or otherwise.

2.
With respect to the foregoing comment 1 regarding your web-cast, please provide us with a legal analysis of any Section 5 implications associated with this presentation. This analysis may include, to the extent applicable, a discussion of Rule 164, and in particular the eligibility requirements under the Securities Offering Reform.

RESPONSE:

The Company does not believe its May 16, 2006 presentation and related webcast violate Section 5. Rule 168 of the Securities Act provides a safe harbor from Section 5 for the regular release or dissemination by an issuer subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act of communications containing factual business information or forward-looking information. The purpose of Rule 168, according to the Commission, is to enable a reporting issuer to continue its past ordinary course practice of releasing or disseminating publicly factual business or forward-looking information. Under Rule 168, such information “shall not be deemed to constitute an offer to sell or offer for sale of a security which is the subject of an offering pursuant to a registration statement that the issuer proposed to file, has filed, or that is effective,” if the Rule’s other conditions are satisfied. These conditions, set forth in paragraph (d) of Rule 168, require (1) the issuer to have previously released or disseminated information of the type in the ordinary course of its business, and (2) that the timing, manner and form in which such information is released or disseminated be consistent in material respects with similar past releases or disseminations.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

The information presented at the May 16 conference constitutes factual business information and forward-looking information, as required by Rule 168. Mr. Auerbach’s presentation provided an overview of the Company’s history, its philosophy with regard to acquiring rights to product candidates, its management, a discussion of the clinical development of the Company’s three leading product candidates, including the science relating to such product candidates, and a brief summary of the Company’s recent financing and reverse merger with SRKP 4, Inc. Consistent with the definition of “factual business information” set forth in Rule 168, the statements made by Mr. Auerbach are generally of the type and scope of disclosures that would be contained in reports it is required to file under the Exchange Act. In addition, Mr. Auerbach’s presentation also included several statements relating to the Company’s expectations with regard to the clinical development timeline for its product candidates, including statements about when the Company expects to complete ongoing clinical trials and initiate next phase trials of its product candidates. Such statements are consistent with the definition of “forward looking information” contained in Rule 168, which includes “statements about the issuer’s management’s plans and objectives for future operations, including plans or objectives relating to products or services of the issuer.” Moreover, Mr. Auerbach made no statement regarding the offering covered by the Registration Statement.

The statements made at the May 16 conference and the related webcast of that presentation also satisfy the conditions described in paragraph (d) of Rule 168. The statements made during the presentation consist of the same type of information that the Company has previously released in the ordinary course of its business. In fact, the great portion of the statements included in the presentation are substantially the same to many of the disclosures contained in the Company’s Form 8-K filed April 7, 2006, following completion of the SRKP 4 merger, including statements about the Company’s management and product candidates. Further, the Company had previously participated in similar conferences at which such presentations were made. For example, Mr. Auerbach made presentations at similar biotech conferences on November 9, 2005 and March 7, 2006, the former of which was also webcast. The Company has also made plans to speak at several more conferences during the remainder of 2006. In fact, presentations like the Company’s May 16 presentation are particularly routine for small public reporting biotech issuers, as many such issuers participate in several conferences each year. Most of these conferences also webcast the presentations.

In the Securities Offering Reform adopting release, the Commission noted that “while Rule [168] does not establish or require any minimum time period to satisfy the regularly released element, the safe harbor requires the issuer to have some track record of releasing the particular type of information. One prior release could establish this track record.” While the Company’s opportunities to participate at biotech and healthcare conferences like the May 16 conference have been limited because many of these conferences are limited to public reporting companies, the Company has, in its very short history, established a sufficient “track record” of making such webcast presentations as to avail itself to Rule 168’s safe harbor.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

As the Company believes is clear from the foregoing, the purpose of the May 16 conference and webcast was not to offer the securities covered by the Registration Statement - an offering for which it will not even receive any proceeds - or to condition the market for a future offering by the Company. Rather, the webcast was solely intended to keep the public informed about its business and activities. This purpose is entirely consistent with the purpose of Rule 168.

3.
As a general matter the staff believes that your filing would benefit from a stronger discussion of your proposed products as well as more thorough definition of terminology. For example, terms like “in-license”, “cytochrome”, “pharmocokinetics” and “atigene” should be defined so that an investor can understand both your proposed product line, and your business plan for developing these products. Please revise throughout your document as appropriate.

RESPONSE:

The Company has amended its Registration Statement, paying particular attention to the “Prospectus Summary,” “Management’s Discussion and Analysis,” and “Business” sections, to provide definitions for or additional discussion relating to certain terms for which it believes such additional information will assist investors in understanding the Company and its products.

4.
The staff notes that Lindsay Rosenwald primarily through Horizon BioMedical Ventures, LLC (“Horizon”) would appear to “control” the issuer. Please revise your document throughout to indicate this relationship and, if warranted, add a risk factor. Also, please clarify whether the company is considered a subsidiary of Horizon. In addition, please advise us of the origin of these shares.

RESPONSE:

“Control” is defined under Rule 405 under the Securities Act of 1933 to mean “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of the person, whether through the ownership of voting shares, by contract or otherwise.” Horizon BioMedical Ventures, LLC, of which Dr. Rosenwald is the managing member, currently holds 3,186,903 shares of Cougar’s common stock; although this is a significant portion (69.17%) of Cougar’s common stock outstanding, it only constitutes approximately 22.60% of Cougar’s outstanding voting securities. Additionally, Dr. Rosenwald individually holds warrants to purchase 265,339 shares of common stock (not including shares held by The Lindsay A. Rosenwald 2000 Family Trust, of which Dr. Rosenwald is not a beneficiary and does not hold voting or dispositive power). Considering Dr. Rosenwald’s affiliation with Horizon BioMedical Ventures, LLC, he is deemed to beneficially hold 24.03% of Cougar’s outstanding voting capital stock. The Company does not believe this level of voting control constitutes “control” of Cougar.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

The Company also recognizes that determinations of “control” are not predicated solely on ownership of voting securities, and that Dr. Rosenwald also serves as a member of the Company’s board of directors. Considering Dr. Rosenwald is only one of five current directors, the Company does not believe his status as a director is sufficient to constitute “control.”

The Company acknowledges that its prior disclosures in the “Security Ownership of Certain Beneficial Owners and Management” inaccurately characterized Horizon and Dr. Rosenwald as holding a more significant percentage of voting power of the Company, but the percentages stated were actually reflective of such persons percentage ownership of the common stock of the Company, not properly taking into account the voting rights attributed to the outstanding shares of preferred stock. Holders of the Company’s preferred stock also vote on an as-converted basis. To more accurately reflect the current voting control of those persons deemed affiliates of the Cougar, the Company has amended its disclosure in the section entitled “Security Ownership of Certain Beneficial Owners and Management” to provide additional disclosure as to the shares of preferred stock held and total voting stock held, in addition to the shares of common stock held and the percentage of voting stock beneficially owned.

Rule 405 defines “subsidiary” to mean “an affiliate controlled by such person directly, or indirectly through one or more intermediaries.” Rule 405 also defines “majority-owned subsidiary” as a “subsidiary more than 50 percent of whose outstanding securities representing the right, other than as affected by events of default, to vote for the election of directors, is owned by the subsidiary’s parent and/or one or more of the parent’s other majority-owned subsidiaries. For the reasons set forth above, the Company does not believe itself to be a subsidiary of Horizon BioMedical under either of these definitions.

5.
We note you are registering for resale approximately 77% of the common stock outstanding, assuming conversion of preferred stock and warrants. Advise us of the number of shares being registered for resale for officers, directors and affiliates. We may have further comment.

RESPONSE:

Of the 11,643,871 shares of common stock being registered under this Registration Statement, 501,496 shares, of which 333,990 shares are issuable upon exercise of outstanding warrants, shares are being registered for resale by officers, directors and affiliates of Cougar. These shares represent approximately 4.3% of the total number of shares being registered for resale under the Registration Statement.

6.
You refer to Cougar Biotechnology as the “Company”. The term “Company” is a vague, abstract term. Use your actual company name, a shortened version of it, or the pronoun “we” or “us” throughout your document to refer to your company.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has amended the Registration Statement throughout to reference itself as “Cougar,” “we,” “our,” “us” or similar terminology instead of the “Company.”

7.
Throughout the document you make use of unnecessary defined terms. Rule 421 (b) requires you to avoid using defined terms as the primary means of communication. It is distracting to define terms that are commonly understood or can be simply explained by use in their context. Revise to not capitalize these terms where appropriate. Examples of these would be the following:

•	“Common Stock.”
•	“Registrant.”
•	“Offering.”
•	“Registration Statement.”

RESPONSE:

The Company has amended the Registration Statement throughout to avoid the unnecessary use of defined terms, including the terms identified in the Staff’s Comment No. 7 as well as others used in the Registration Statement.

Cover page

8.
We note that your registration statement registers the resale of up to 11,643,871 shares of common stock by selling shareholders. We also note that there is currently no market for your common shares. Given this, please revise your prospectus cover page, the risk factors section, and the plan of distribution section to provide that selling security holders will sell at a stated, fixed price until the securities are quoted on the OTC Bulletin Board and, thereafter, the selling security holders may sell at prevailing market prices or privately negotiated prices. This includes the shares registered for resale in connection with the issuance of common shares upon the conversion of the preferred stock and the shares issuable upon the exercise of outstanding warrants.

RESPONSE:

In response to the Staff’s comment, the Company has amended the Registration Statement to provide the requested disclosure in the following locations: the prospectus cover page (see page 1); the “Risk Factors” section (see page 16); and the “Plan of Distribution” section (see page 60).

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

Prospectus Summary

9.
The staff is of the view that your Summary, particularly with respect to your products, is too lengthy and appears to repeat, verbatim, much of the information included elsewhere in your document. Please revise to make this section more concise and eliminate duplicative disclosures throughout your document.

RESPONSE:

The Company has amended the “Prospectus Summary” section of its Registration Statement to further summarize the information presented later in the prospectus in more detail. See pages 3-5.

10.
Your Summary discussion indicates that you in-license and develop “novel therapeutics for the treatment of cancer.” Please clarify whether this statement means that you also develop your own products internally as opposed to solely developing those products which you have in-licensed.

RESPONSE:

The Company’s business plan is to develop in-licensed products that have already completed or otherwise been subject to some pre-clinical or clinical testing, and not to develop product candidates internally. The Company has clarified this fact in the “Prospectus Summary” (see page 3) and provided additional disclosure as to its strategy in a subsection entitled “Our Strategy” in the “Business” section of its Registration Statement (see pages 28-29).

11.
We note that your “strategy is to license technologies that have previously been tested in clinical trials, enabling [you] to obtain an initial indication of the drug’s safety and biological activity in humans . . .” In an appropriate section of your document, including the Risk Factors, please provide more disclosure concerning this strategy. By means of illustration only, this discussion might include: (1) a comparison of the costs of acquiring licenses in previously tested technologies versus those which have not been tested; (2) whether the quality of the available license opportunities will be diminished as companies may opt to develop especially promising technologies internally; (3) how the company will determine the commercial viability of a potential technology; (4) how the company will find its investment opportunities; and (5) the types of companies the company will seek to license from - i.e., larger established companies, smaller companies with insufficient capital to bring the technology to fruition, etc.

RESPONSE:

In response to the Staff’s comment, the Company has incorporated a risk factor relating to the Company’s potential exposure to unidentified risks caused by its business plan of in-licensing product candidates should it fail to complete comprehensive due diligence of such product candidates. See page 10. Additionally, the Company has incorporated in the “Business” section of the Registration Statement a subsection entitled “Our Strategy” whereby it provides additional disclosure as to its business plan, including information about its selection process for potential product candidates. See pages 28-29.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

12.
On page 4 you disclose, with respect to CB3304, that your Phase I trial was “investor sponsored”. Please clarify the meaning of this statement. In particular, please disclose the amount of funding provided by these investors and whether you will (or have) repaid these funds.

RESPONSE:

The term “investor sponsored” as referenced in the Registration Statement was an inadvertent error, and should have read “investigator sponsored.” The Company did not receive funds from investors to complete the referenced trial. As part of the Company’s attempt to further summarize the “Prospectus Summary” section in response to the Staff’s Comment No. 9, the Company has removed this reference from this portion of its Registration Statement.

13.	Please disclose the names of the other parties to the license agreements for your CB1089 and CB3304 technologies.

RESPONSE:

The Company has amended the “Prospectus Summary” and “Management Discussion and Analysis” sections of its Registration Statement to identify the parties from which it licensed CB1089 and CB3304, respectively. See page 4 and pages 23-24, respectively.

14.
Please advise us whether the company has become aware of any actual or potential expenses or claims associated with the April 3, 2006 Indemnity Agreement covering SRKP 4’s former officers and directors. In addition, disclose the names of the persons covered by this agreement.

RESPONSE:

The Company has not become aware of any actual or potential expenses or claims arising under or relating to the Indemnity Agreement. Additionally, the Company has amended the discussion of the Indemnity Agreement in the “Prospectus Summary” section of the Registration Statement to identify Richard A. Rappaport and Anthony C. Pintsopoulos as parties to the Indemnity Agreement. See page 4.

15.
Under the “Redemption Agreement” heading you state that you also paid an aggregate of $12,500 to former stockholders “on a pro rata basis in satisfaction of an outstanding obligation . . . [to them].” In an appropriate section, clarify the nature and origin of this obligation and disclose the names of these former stockholders.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

SRKP’s obligation to its former stockholders in the aggregate amount of $12,500 represents loans to SRKP from its former stockholders in proportion to their interest in SRKP. The Company has amended the discussion of the Redemption Agreement in the “Prospectus Summary” section to provide additional description of this obligation. See page 4.

16.
Please disclose the actual date on which your private placement was closed instead of merely noting that it was immediately prior to the reverse acquisition as you state on page 6. In addition, please reconcile this statement to your page 19 disclosure which indicates that the merger closing and private placement were “contemporaneous.”

RESPONSE:

The Company has amended the Registration Statement to identify the date of the closing of the private placement, April 3, 2006, and to reconcile throughout the Registration Statement that the private placement closed immediately prior to, and not contemporaneously with, the merger. See “Prospectus Summary” on page 5, “Management Discussion and Analysis” on page 21, and “Compensation of Directors” and “Employment Agreements with Executives” on pages 45-46.

17.	Please disclose the per Unit sale price associated with the private placement.

RESPONSE:

The Company has amended the subsection entitled “Private Placement Offering” of the Registration Statement to identify the price per Unit in the private placement offering of $4.50 (as adjusted for the merger). See page 5.

18.	Revise your section “Recent Sales of Unregistered Securities” to disclose the names of the purchasers in your private placement transaction.

RESPONSE:

The Company has amended Item 26 of the Registration Statement, “Recent Sales of Unregistered Securities,” to disclose the names of individual purchasers of its securities in private placement transactions, with the exception of transactions with a large group of purchasers, in which case the Company continues to identify the class of purchasers as “accredited investors.” See pages II-2 through II-4.

19.
We note the company’s page 6 disclosure that it used placement agents and paid approximately $2.7 million in placement fees in connection with the private placement offering. As an initial matter, please disclose whether any of these placement agents are members of the NASD. In addition, please clarify the distinction between placement fees and underwriter’s compensation and include a statement indicating whether the NASD approved the compensation in connection with the private placement. Also, please disclose the terms of the 880,345 warrants issued to the placement agent, including the strike price, warrant term, etc. If the company has not included the cost associated with the warrant in the $2.7 million fee referred to above, please include a separate discussion of the warrant value in the same paragraph.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

Both placement agents, Paramount BioCapital, Inc. and Cowen & Co., are registered broker-dealers and members of the NASD.  The fees paid to such entities in the private placement offering constituted placement fees as opposed to underwriter compensation as the private placement was not an underwritten offering, but rather a “best efforts” issuer offering of securities under Regulation D pursuant to which the placement agents were retained to introduce qualified investors to the Company.  Paramount and Cowen did not act as underwriters of the private placement. The Company has amended the subsection entitled “Private Placement Offering” to identify that the placement agents are NASD members. See page 5.

With respect to the Staff’s comments relating to the warrants issued in the private placement offering, the Company has amended the “Private Placement Offering” subsection to further disclose the material terms of warrants issued to the placement agents, including the valuation of the warrants issued. See page 5.

20.
To the extent that the company is issuing securities to directors, or their affiliates, please disclose the names of the directors to which the discussion relates. For example, on page 6 you disclose that you issued Units “to a trust established for the benefit of the family of one of the directors . . .” Name the director, or advise us why additional disclosure is unnecessary.

RESPONSE:

The Company has amended the Registration Statement throughout to identify in the description of various transactions disclosed in the Registration Statement the affiliate parties to which it has issued securities. See “Prospectus Summary” on page 5 and “Management Discussion and Analysis” on page 21.

21.
Please disclose the name of the “certain investor” referred to on page 7. In addition, please disclose whether the list to be provided by this investor will be comprised of people associated, affiliated, or independent from, that investor. In addition, please disclose whether the agreement contains any penalty provisions for failing to appoint board members pursuant to the agreement.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has amended the subsection entitled “Changes in Board of Directors” in the Registration Statement to identify the “certain investor” as Adage Capital Partners, L.P. and provide the additional requested information in the disclosure. The additional disclosure includes the fact that there are not any specific requirements as to the affiliation or independence of the director candidates from either the Company or Adage Capital. See page 5.

22.
On page 7 you disclose that you have 4.6 million shares of common stock outstanding before the offering. Please clarify, in an appropriate section, the number of shares which are freely tradable versus the number which are restricted.

RESPONSE:

None of the Company’s outstanding common stock are freely tradable. The Company has amended the Registration Statement in the manner requested by incorporating the requested information in its risk factor entitled “The resale of shares covered by this prospectus could adversely affect the market price of our common stock in the public market, should one develop, which result would in turn negatively affect our ability to raise additional equity capital.” See page 17.

23.	Please provide summary financial information.

RESPONSE:

The Company has amended the “Prospectus Summary” section of its Registration Statement to incorporate selected financial data. See page 7.

Risk Factors, page 8

24.
The risk factors need to be set forth in the order of materiality. Please revise accordingly. Additionally, revise your risk factors to present the risks relating to your business prior to the risks relating to your securities.

RESPONSE:

The Company has amended the “Risk Factors” section of its Registration Statement to present the risk factors in the order of materiality, including, as requested, presenting the risks relating to its business prior to those relating to its securities. See pages 8-18.

25.
Please update Risk Factors 1 and 2, as well as any others, which reference the merger or the merger transaction as the purchase of your securities on this Form SB-2 would appear to be distinct from the merger.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has amended the referenced risk factors in its Registration Statement to reflect the purchase of securities from this prospectus as opposed to the purchase as a result of the merger. See page 16.

26.
In Risk Factor 2 you disclose that you plan on listing your securities on a national exchange, or on Nasdaq or the OTCBB. Please include a discussion of this plan in your business section, including, a cost estimate for obtaining and maintaining a listing, a timeframe for obtaining the listing, and a discussion of the various listing requirements along with the likelihood that the company will be able to meet them. We may have further comment.

RESPONSE:

The Company has incorporated a subsection entitled “Quotation of our Common Stock on the OTCBB” in the “Market for Common Equity and Related Stockholder Matters” section of the Registration Statement, whereby the Company describes the procedure of obtaining a quotation for its common stock on the OTCBB. See page 51.

27.	Please more fully describe the requirements of Rule 15g-9 in Risk Factor 3.

RESPONSE:

The Company has amended the risk factor relating to penny stocks to provide additional disclosure as to penny stock regulations. See pages 16-17. Additionally, the Company has amended the “Market for Common Equity and Related Stockholder Matters” section to provide a more detailed discussion as to such regulations. See page 52.

28.
Please revise the heading of Risk Factor 8 “We have a limited number of preferred shares . . .” to better represent the underlying risk. In addition, please include a discussion of these payments in your Management’s Discussion and Analysis.

RESPONSE:

The Company has amended the risk factor relating to the limited number of authorized shares of preferred stock in its Registration Statement to further disclose the risk that it would be required to pay any required dividends on the Company’s preferred stock in cash should it not have available authorized shares of preferred stock. See page 18. Additionally, the Company has included a discussion of the dividend payments in the “Management Discussion and Analysis” section of its Registration Statement. See page 25.

29.
In Risk Factor 9 you make reference to licensing fees and grants. Please clarify whether the company has received any funding from these sources in the past and clarify, in an appropriate section, whether management has any plans to seek funding from these sources in the future.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has not received any funding from licensing fees and grants. As the Company does not anticipate receiving funding from these sources in the near future, it has removed the reference in the risk factor identified in your comment. See page 8.

At this time, the Company does not anticipate attempting to sublicense any of its product candidates to a third party, but may reconsider this opportunity in the future.

30.
The staff notes your disclosure in the last Risk Factor on page 11 that, “[b]ecause of the small sample size, the results of these clinical trials may not be indicative or future results . . . [and] . . . the initial clinical trial for CB7630 was performed outside the United States, and therefore, may not have been performed in accordance with standards normally required by the FDA . . .” In light of the foregoing, please discuss, in an appropriate section of your disclosure, whether the clinical procedures, including sample size and selection, followed any well recognized standards established in the scientific community. In addition, please clarify whether, in fact, these studies were conducted in accordance with the typical FDA standards. If they were not, please state so.

RESPONSE:

Clinical studies are typically conducted in accordance with Good Clinical Practices (GCP), as required by the FDA. GCP is a standard for the design, conduct, performance, monitoring, auditing, recording, analysis and reporting of clinical trials. Although the initial clinical trials of CB7630 were not conducted by Cougar, it is Cougar’s understanding that the trial was conducted in accordance with GCP. The Company has amended the “Business” section of its Registration Statement to incorporate a subsection entitled “Clinical Testing of our Products in Development” whereby it discloses this information. See pages 34-35.

31.
Several of your risk factors, particularly “If we cannot compete successfully for market share . . .”, and “We may not successfully manage our growth” appear broad and generic. As a general matter, a risk factor is too generic if it is capable of being applied to any company. A risk factor may be too broad if it addresses risks which currently do not pertain to the company. For example in “We rely on key executive officers . . .” on page 15 you state that you may lose customers or sales in the event that you lose a key member of management; however, it does not appear likely that you will have sales in the near future given your disclosure and expected product development lifecycle. Please review your risk factor disclosures to ensure that the risk is specific to your offering or company and clearly articulate the risk to the investor.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has reviewed its risk factors and revised the section taking into account the Staff’s comments. Of note, the Company has removed some risk factors relating to its lack of experience in selling, marketing and distributing its product and the need to establish market share after considering its current stage of development. Notwithstanding the foregoing, the Company believes that risks relating to the need to obtain acceptance for our products and establishing reimbursement status for our products are significant, and therefore are appropriate to include in the Registration Statement. See “Risk Factors” section generally on pages 8-18.

32.	Please ensure that a discussion of your plans to hire additional personnel is also addressed in your Management’s Discussion and Analysis.

RESPONSE:

The Company has incorporated additional disclosure relating to its plans to hire additional personnel in its “Management Discussion and Analysis” section. See page 22.

33.
Please revise to disclose any securities which may have been issued to Paramount BioCapital, Inc. or its’ designees as a result of the private placement transaction which is discussed on page 16. Also, disclose the amount of fees paid to Paramount or its’ designees in connection with the transaction. In addition, please disclose that Lindsay Rosenwald is a director of your company in the risk factor “There are certain interlocking relationships . . .”

RESPONSE:

The Company has amended the “Prospectus Summary” section (see page 5), “Management Discussion and Analysis” section (see page 21) and “Certain Relationships and Related Transactions” section (see page 50) of its Registration Statement to provide additional disclosure as to the securities issued and fees paid to Paramount BioCapital and its designees for its services as a placement agent.

The Company has also amended the referenced risk factor to identify Dr. Rosenwald as a director of the Company. See page 15.

34.
Please include a risk factor discussing the fact that your accounting firm, J.H. Cohn LLP issued a going concern opinion with respect to your financial statements on its February 10, 2006 audit report.

RESPONSE:

The going concern opinion referenced in your comment was issued with respect to the Company’s financial condition at December 31, 2005. On April 3, 2006, the Company completed a capital raise pursuant to which it received net proceeds of approximately $36,000,000. As disclosed in the “Management’s Discussion and Analysis” section of the Registration Statement, the Company anticipates that this funding will allow it to continue planned operations for approximately two years. See page 20. Accordingly, the Company does not believe that a risk factor identifying the February 10, 2006 going concern opinion of J.H. Cohn LLP is warranted, and further believes that the inclusion of such a risk factor might be considered confusing or misleading to investors at this time.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

Note Regarding Forward-Looking Statements, page 16

35.	Please reconcile your statement that you “undertake no obligation to update forward-looking statements” with the requirements of Rule 512 of Regulation S-B.

RESPONSE:

The Company has amended the “Note Regarding Forward-Looking Statements” in its Registration Statement to clarify that it does not undertake to update forward-looking statements except as required by law. See page 18.

Management’s Discussion and Analysis, page 16

36.
Please revise your discussion under this section to more fully explain the changes in your results of operations. For example, on page 16 you note that your license fees decreased by $923,100; however, you do not explain the underlying reason for the decrease in license fees. Accordingly, please revise your discussion to address the underlying reasons for changes.

RESPONSE:

The 2004 decrease in license fees of $923,100 have been reclassified from general and administrative expense to research and development expenses to conform with the 2005 presentation. Additionally, the Company has provided additional disclosure as to the reasons underlying not only the decrease in license fees, but also the variance in other expenses between the respective fiscal period and the comparable fiscal period from the prior year. The Company has amended its “Management Discussion and Analysis” section to reflect the reclassification and other changes. See pages 19 and 20.

37.
Please provide additional discussion regarding the professional contract services provided to the company during the year. For example, please disclose the service providers, additional information about the nature of the services provided and explain whether these costs will be recurring. If these services are provided on a multi-year contract a discussion of that contract and its future impact may be warranted.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has amended its “Management Discussion and Analysis” section to reflect the nature of the services provided and that the Company expects to continue to incur such costs going forward. See page 19.

38.
Please provide additional disclosure regarding the stock-based compensation for your consultants; for example, was the compensation comprised of shares, options, etc. and include a discussion of the services provided as well as who the consultants are affiliated with.

RESPONSE:

The Company has amended its “Management Discussion and Analysis” section to reflect that stock-based compensation, in the form of stock options, was paid to members of the Company’s Scientific Advisory Board. See page 19.

39.	Please clarify why the company had only 1.5 months of payroll expense for 2004. This comment is equally applicable for your insurance expense and bonus expense.

RESPONSE:

Dr. Lee, our Vice President of Clinical Research and Development, was hired in November 2004. Accordingly, in 2004, the Company only paid 1.5 months worth of payroll associated with research and development in fiscal year 2004.

With respect to the Company’s insurance expense, the Company acquired its initial directors and officers insurance policy in November 2004, resulting in only making the necessary insurance premium payments for a one and one half month in fiscal year 2004. Bonus expense actually decreased in 2005 as compared to 2004, as the Company only in-licensed one product in 2005 compared to two products in 2004.

The Company has amended its “Management Discussion and Analysis” section to reflect this additional disclosure. See pages 19-20.

40.	If the $48,000 employee advance which was forgiven in 2005 represented an amount due from a shareholder, director, or officer, please disclose the name of the employee.

RESPONSE:

The reference to a $48,000 advance retention bonus in 2005 related to Dr. Gloria Lee, our Vice President of Clinical Research and Development. Upon her hire in late 2004, the Company gave Dr. Lee an advance retention bonus of $96,000 that was contingent upon her continued employment with the Company. In the event Dr. Lee’s employment with the Company was terminated for any reason prior to the completion of her first year with us, she would have been required to repay the entire $96,000 to the Company; in the event her employment is terminated between the first and second full year of employment, she will be required to repay one half of the advance bonus. At December 31, 2005, Dr. Lee had been with the Company for over one full year, and accordingly the Company expensed $48,000 of the retention bonus as a research and development expense as the $48,000 was no longer subject to repayment at that time. The Company has amended its “Management Discussion and Analysis” section to incorporate additional detail relating to this advance bonus. See page 19.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

41.	Please clarify why your bonus expense under General and Administrative Expenses declined while the bonus expense under Research and Development appears to have increased.

RESPONSE:

The bonus expense reduction disclosed under general and administrative expense related to our in-license of only one product candidate in 2005 as compared to two product candidates in 2004, as discussed in the Company’s response to the Staff’s Comment No. 39. As discussed in the Company’s response to the Staff’s Comment No. 30, the bonus expense associated with research and development, on the other hand, related to the fact that Dr. Lee, the Company’s Vice President of Clinical Research and Development and the only person to whom the Company paid a bonus that would be characterized under research and development, was hired late in 2004 and as such only 1.5 months of anticipated bonus was accrued in 2004 compared to 12 months of bonus accrual in 2005. Additionally, $48,000 of her retention bonus was expensed in 2005 upon the completion of Dr. Lee’s first year with us.

42.
We note your disclosure on page 18 that you “believe that [you] will have sufficient capital to fund [y]our operations through December 2007 . . .” Please provide the basis for this belief including the company’s current cash balance and anticipated burn rate.

RESPONSE:

The Company completed a private placement offering on April 3, 2006, whereby it received net proceeds of approximately $36,000,000. The Company has amended its “Liquidity and Capital Resources” subsection to note that as of April 3, 2006, it had approximately $37,000,000 in cash and cash equivalents. See page 20.

43.
On page 18 you make reference to two warrants which were issued as part of your line of credit guaranty and unsecured promissory note, respectively. Identify the member of your board of directors who received these warrants and the number of warrant granted to them. Please disclose the dollar value associated with these warrant grants as they tend to offset the value of the proceeds received by the company pursuant to the debt instrument.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has amended its “Financings” subsection to add additional disclosure relating the warrants issued pursuant to the line of credit guaranty and the unsecured promissory notes, including the identity of the directors who participated in these transactions and the value of these warrants. See page 21.

44.
Please disclose the name of the placement agent for your two bridge financings and clarify that they were paid the compensation discussed on page 19. Please break out the fees and other offering related expenses included in the $326,000 figure on page 19.

RESPONSE:

The $326,000 fee previously disclosed actually only reflected the November 2005 closing of the bridge note offering completed by the Company. The total placement fee, including the second and final closing in January 2006, actually amounted to approximately $461,000. The Company has amended its “Financings” subsection to reflect this correction, and to identify the placement agent as Paramount BioCapital, Inc. and provide additional disclosure as to the fees paid. See page 21.

45.
Please revise your disclosure under “Current Financing Needs” and also in the “Summary” to clearly indicate that your business plan will likely require subsequent financing. In this respect we note your disclosure on page 20 that CB-7630 will require approximately $50-75 million in development costs as will CB-3304. You currently do not appear to present similar disclosure for your other proposed products - please do so. In addition, please clarify how the company will allocate its resources in the event that it is not able to finance the development of all of its products.

RESPONSE:

The Company has amended the “Current and Future Financing Needs” and “Research and Development Projects” subsections to identify that it will required approximately $50-75 million in development costs for each of its products candidates. See pages 21-24. Additionally, the Company has amended the “Prospectus Summary” to disclose the fact that it will require additional financing to complete the development of each of its product candidates. See pages 3 and 4.

Additionally, the Company has indicated in the “Current and Future Financing Needs” section that it, in the event it does not obtain sufficient funding to develop all of its product candidates, it will be forced to undertake a review of its product programs and the opportunities presented by such programs and determine how best to allocate its resources. See page 22.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

46.
We note you indicate that a potential source of financing includes strategic relationships. Please clarify the meaning of your statement and whether you have previously obtained financing though a “strategic relationship”.

RESPONSE:

A potential source of financing for the Company is through a strategic relationship with either an institution such as the National Institute of Health, the National Cancer Institute or with another pharmaceutical or biotechnology company. In the case of a strategic relationship with an institution like the National Cancer Institute, this institution could offer to sponsor clinical research trials of the Company’s drugs, which could result in a significant cost savings to the Company, obviating the need for the Company to expends its own resources on such trials. In the case of a strategic relationship with another pharmaceutical company or biotechnology company, the Company could enter into a licensing agreement with such other company whereby the other company would provide Cougar with an up front cash payment and offer to share the costs of the clinical trials of the drug in exchange for the sales and marketing rights to one of Cougar’s drugs in a given territory (U.S., Europe, Asia, etc).

To date, the Company has not received any financing from either type of strategic relationship.

47.
On page 45 and elsewhere, the company discloses its intention to seek a listing on the Over-the-counter Bulletin Board “as soon as practicable following the effective date of the registration statement . . .” Please provide a brief discussion of the company’s plans to accomplish this, including the estimated costs, timing, and whether the company meets any applicable listing requirements.

RESPONSE:

The Company has incorporated a subsection entitled “Quotation of our Common Stock on the OTCBB” in the “Market for Common Equity and Related Stockholder Matters” section, whereby the Company describes the procedure of obtaining a quotation for its common stock on the OTCBB. See page 51.

Results of Operations
Years Ended December 31, 2005 and 2004, page 17

48.
We note the decrease in general and administrative expense of $895,398 was attributed in part to a decrease in licensing fees of $923,100. We also note you disclose the increase in research and development expenses of $5,238,529 was attributed in part to the increase in licensing fees of approximately $539,500. Tell us why you included licensing fees in both general and administrative expenses and research and development expenses and revise your disclosure to clarify.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

As discussed in response to the Staff’s Comment No. 36, the Company has reclassified the $923,100 from general and administrative expense to research and development expenses to conform with the 2005 presentation. The Company has amended its “Management Discussion and Analysis” section to reflect this reclassification. See pages 19 and 20.

Liquidity and Capital Resources, page 18

49.
Please revise your disclosures to include an analysis of the components of the statements of cash flows (i.e. operating, investing, and financing activities) that explains the significant year-to-year variations in the line items (e.g. provide an explanation of the significant change in your accounts payable and accrued liabilities). Your analysis of cash flows should not merely recite information presented in the consolidated statement of cash flows. Please refer to the SEC’s Interpretation: Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations [Release No. 33-8350, <http://www.sec.gov/rules/interp/33-8350.htm>] as it relates to liquidity and capital resources.

RESPONSE:

The Company has amended its “Liquidity and Capital Resources” subsection, and other portions of its “Management Discussion and Analysis” section, to provide additional detail as to components of its cash flows and expenses, including detail as to the variation in such items. See pages 19-21.

Plan of Operations. page 20

50.
On page 20 you refer to implementing your business strategy - please clarify what your business strategy is. In addition, please discuss how the company will evaluate the expansion opportunities to its portfolio.

RESPONSE:

The Company’s business strategy is to in-license novel clinical stage products and continue development of such products to commercialization. The Company has amended its “Plan of Operation” subsection to provide additional detail as this strategy (see page 22) and has provided additional detail as to the strategy by including in the “Business” section of the Registration Statement a new subsection entitled “Our Strategy.” See pages 28-29.

51.
To the extent known, please disclose the timeframe and estimated costs associated with the additional hiring that the company plans to do, as disclosed on page 20. In addition, to the extent that these employees will have specialized skills, please discuss the skills required, the size and nature of the potential applicant pool, and whether the company will be required to use “search firms” in meeting its hiring goals.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has amended the “Plan of Operation” subsection to provide additional detail as to its intentions to hire additional personnel, including the anticipated timing and cost of such hiring. See page 22.

52.	Please provide the staff with a copy of the British Journal of Cancer article referenced on page 20.

RESPONSE:

The Company has attached as Exhibit A hereto a copy of the requested article (by Fed Ex only).

53.	The discussion under Research and Development Projects is too technical for your audience. Please revise as appropriate.

RESPONSE:

The Company has amended its “Research and Development Projects” subsection to make the subsection easier to understand for an investor who is not as experienced in the biotechnology industry. See pages 23-24.

54.
On page 22 you disclose that your CB-3304 related license agreements terminate on “the date of the last to expire patent contained in the licensed technology.” Please disclose the actual date of termination. This comment is equally applicable to your other disclosures under “License Agreement Obligations.”

RESPONSE:

Each of the Company’s licensed products terminate upon the expiration of the last to expire patent contained in the licensed technology - accordingly, it is not always possible to identify the date upon which the license will ultimately terminate. The Company has, however, amended the “License Agreement Obligations” subsection of its Registration Statement to identify the currently applicable expiration date for each of the product candidates, which effectively is the current expiration date of the last-to-expire patent of each technology. See page 24.

55.	With respect to the potential milestone payments to Emory, please clarify, if known, when the company anticipates it will meet these milestones and therefore be obligated to make these payments.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has amended the “License Agreement Obligations” subsection of its Registration Statement relating to CB-3304 to identify that the Company anticipates making the first required milestone of $200,000 to Emory University in 2006, but cannot determine when subsequent payments will be required, if at all. See page 24.

56.
We note that your CB-7630 license agreement requires you to pay an annual fee in a foreign currency. In appropriate sections of your document, please disclose any risks to the company from fluctuating exchange rates from this or other contracts which are denominated in foreign currencies. In addition, please discuss any steps which the company has taken to limit these risks.

RESPONSE:

The Company has amended the “License Agreement Obligations” subsection of its Registration Statement relating to CB-7630 to identify that the related license fee is payable in a foreign currency and that the Company is exposed to a risk relating to possible fluctuation. See page 24. Additionally, as the Company may obtain future product candidates from entities outside of the United States, the Company has incorporated a risk factor identifying this risk. See page 15.

57.	Revise to indicate the amount of annual royalties based on net sales pursuant to the licensing agreements for CB-3304, CB-7630 and CB-1089.

RESPONSE:

The information requested in the your comment is the subject of the Company’s confidential treatment request under Rule 406. The Company believes this information constitutes a trade secret and accordingly seeks to avoid disclosure of the specific amount of such royalties. In the event the Commission grants the Company’s request for confidential treatment, the Company seeks to avoid disclosure of this information.

Business, page 25

58.	Please revise the heading “Our Products” to a more appropriate title in light of the fact that you do not have FDA approval to sell any of these items.

RESPONSE:

The Company has amended the heading “Our Products” to read “Our Product Candidates” in response to the Staff’s comment. See page 29.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

59.
Please cite the source, and include supporting documentation, concerning the number of cases of, and deaths from, prostrate cancer. This comment is equally applicable to your disclosures on page 27 concerning non-Hodgkin’s lymphoma.

RESPONSE:

The cited factual data relating to prostate cancer and non-Hodgkin’s Lymphoma are from the American Cancer Society. The Company has revised the disclosure to identify the American Cancer Society as the source of the information. See pages 29 and 31-32.

60.
On page 27 you disclose that you “anticipate that a Phase I trial of CB7630 as a second line hormonal agent for advanced prostrate cancer patients that have failed treatment with first line hormone therapy will be initiated in the first half of 2006.” Please provide additional disclosure, here and elsewhere as appropriate, about this planned trial, including who will conduct it, the anticipated costs of the trial, etc.

RESPONSE:

The Phase I trial of CB7630 will be conducted at the University of California San Francisco Comprehensive Cancer Center with Charles J. Ryan, MD, Assistant Clinical Professor of Medicine, as the principal investigator of the trial. The Company anticipates that the costs of the trial will be in line with its typical Phase I clinical trials, but keeps information relating to the actual expected costs of its clinical trials confidential for competitive purposes. The Company has amended its “Business” section of the Registration Statement to provide some additional disclosure about this testing. See page 31.

61.
Please review the requirements of Item 101 of Regulation S-B. In this regard, we note that the company appears to have been in existence from 2003, but does not substantially discuss its business for the period preceding the reverse merger in 2006.

RESPONSE:

As referenced in the Management Disclosure and Analysis, in 2003, the Company focused its energies on incorporation and locating key executive personnel and identifying potential drugs to in-license. In 2004, the Company licensed its first two drugs (CB7630 and CB3304) and then began to focus on the development of those drugs while we continued our search for key personnel and additional drugs to in-license. The Company has amended its “Business” section to incorporate additional disclosure in this respect. See page 28.

62.
We note your statement that “the company is also currently in preclinical development of several noscapine analogs that, in preclinical models, appear to be more potent microtubule interfering agents that arrest mitosis and inhibit cell proliferation in human breast, cervical, colon, ovarian and prostate cancer cells . . . with a much higher efficiency than CB3304.” We also note your statement that “preclinical data also suggests that CB1089, when given in combination with other anticancer drugs, has even stronger antitumor activity than calctriol given in combination with other cancer drugs.” The basis for comparative factual assertions and for Cougar’s or management’s belief in certain qualitative statements must be clear from the text of the prospectus or provided supplementally to the staff. Revise the disclosure throughout the document to address our concerns, or advise us supplementally as necessary.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company is also currently in preclinical development of several noscapine analongs. The results of preclinical studies published in Molecular Pharmacology in 2003 suggested that in preclinical models, these analogs appear to be more potent anticancer activity than CB3304.

The results of preclinical studies published in the Journal of Urology in 2002 suggested that that CB1089, when given in combination with other anticancer drugs, has even stronger antitumor activity than calctriol given in combination with other cancer drugs.

The Company has attached these articles as Exhibit B and Exhibit C hereto (by Fed Ex only).

Competition, page 30

63.	Please clarify your disclosure to indicate whether any of your potential competitors currently have products on the market, or in development, which would compete against your proposed products.

RESPONSE:

The Company has amended the “Competition” subsection of its Registration Statement to identify which of its competitors have a product in development and which have a product on the market. See page 35.

Intellectual Property and License Agreements, page 31

64.
We note your statement that your “goal is to obtain, maintain and enforce patent protection for [y]our products . . .” Please disclose the company’s plan to pursue this goal, including, if applicable, a discussion of the funds that the company will spend - or has spent, in pursuing these types of protection.

RESPONSE:

As the Company currently in-licenses product candidates that are already in development, the intellectual property protection for the patents have been pursued by the parties which have licensed the product candidates to the Company. Accordingly, the Company will only be required to pay insignificant fees to protect its rights under these patents, unless an infringement action is made by either the Company or a third party relating to one of the Company’s licensed technologies. The Company has amended its “Intellectual Property and License Agreements” subsection to disclose this information. See page 35.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

Government Regulation, page 32

65.
Please revise your discussion under this section to address only those issues which are directly relevant to your company or which are reasonably likely to be relevant in the future. By way of illustration, we note your discussion of the FDA’s fast track review system; however, it is unclear whether your currently proposed products would qualify for this type of review.

RESPONSE:

The Company has amended the “Government Regulation and Product Approval” subsection of the Registration Statement to remove disclosures that are not currently directly relevant to the Company considering the current stage in development of the Company’s product candidates. Additionally, the Company has provided additional disclosure that it believes is relevant to the Company and its products. More specifically, the Company has provided additional disclosure with respect to “fast track designation,” as it believes its product candidates will qualify for this designation and intends to seek it if appropriate. See pages 36-40.

66.	Indicate in your discussion the status of each of the company’s drug candidates in the FDA’s approval process.

RESPONSE:

Currently, CB-7630 is in a Phase I/II trial for treatment of advanced prostate cancer and in Phase I trial as a second line hormonal agent for advanced prostate cancer for patients who have failed treatment with a first line hormonal therapy. CB-3304 is also currently in Phase I trials. We anticipate that we will be beginning a Phase I trial of CB1089 in late 2006. The Company has identified the status of these trials throughout the Registration Statement, most prominently in the “Business” section. See pages 28-34.

Properties, page 34

67.	Briefly discuss the suitability and adequacy of the company’s offices.

RESPONSE:

The Company has just entered into a lease relating to a new property, and believes that the space is suitable for the Company’s needs. The Company has amended the “Properties” subsection of its Registration Statement to indicate this. See page 41.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

Legal Proceedings, page 34

68.
We note your statement that “we are not currently involved in any material legal proceedings.” Please advise us whether the company is a party to any pending legal proceeding aside from routine litigation that is incidental to the company’s business.

RESPONSE:

The Company has amended the “Legal Proceedings” subsection to indicate that it is not currently involved in any legal proceedings. See page 41.

Management. page 35

69.
Please provide additional information concerning Agensys, Inc. This information might include, but is not limited to, whether Agensys is also in the development stage, the size of the company as measured by sales or assets, whether Agensys’ proposed products will compete with yours, and the year Agensys was incorporated. Similar information should also be provided in Mr. Eyler’s biography concerning Hayes Medical, Inc.

RESPONSE:

Agensys and Hayes Medical are both private companies and therefore information as to the size of the respective companies and their sales and assets is not available. The Company has amended the biographies of Dr. Belledegrun and Mr. Eyler to disclose additional information as to these entities that is available. See page 42.

70.
We note your disclosure in Mr. Auerbach’s biography that he “ranked second in the NASDAQ/Starmine survey of analyst performance for stock picking in biotechnology.” Please explain the relevance of this disclosure.

RESPONSE:

The Company has removed the referenced statement from Mr. Auerbach’s biography. See page 42.

71.
Please revise your discussion under Dr. Lee’s biography to indicate the size of the Chiron Corporation division of which she was a Senior Director. In addition, please provide a more detailed discussion of her job responsibilities there. Finally, indicate the business conducted by Chiron Corporation and Hoffman La Roche.

RESPONSE:

The Company has amended Dr. Lee’s biography to provide the requested information. See page 42.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

72.	Briefly indicate the business conducted by Hayes Medical Inc. and Wells Fargo Investments.

RESPONSE:

The Company has amended the biographies of Messrs. Eyler and Meyers to provide the requested information. See pages 42-43.

73.
Please provide more information about the business activities, and size, of Paramount BioCapital, Inc. and any of the other entities mentioned in Dr. Rosenwald’s biography. In addition, to the extent that any of these entities are significant shareholders of your company, please disclose.

RESPONSE:

The Company has amended Dr. Rosenwald’s biography to provide the requested information. See page 43. With respect to the final sentence in your comment, other than securities held by Paramount BioCapital, Inc., the majority of which have been distributed to its designees, none of the other entities identified in Dr. Rosenwald’s biography hold any securities of Cougar.

74.	Please disclose whether any of the persons listed in this section control you as that term is defined in the federal securities laws.

RESPONSE:

As discussed in the response to the Staff’s Comment No. 4, the Company does not believe that any of the persons listed in the “Management” section control Cougar.

Executive Compensation. page 36

75.
Based on a review of your footnotes to the Summary Compensation Table it appears that the company uses discretionary bonuses to compensate its management. Please clarify the nature of these bonuses, including: (1) how such bonus amounts were determined; (2) the basis, if any, underlying the declaration of these bonuses; (3) who approved the bonuses on behalf of the company, including whether the executives participated in this process; and (4) whether the company will grant similar discretionary bonuses to management in the future, or alternatively, will develop a formalized bonus plan. This comment is applicable to all of your named executives, scientific advisory board, and board of directors.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has incorporated a subsection entitled “Executive Bonus Compensation” in the “Management” section of its Registration Statement where it provides additional disclosure as to its current bonus policy. See page 45. Additionally, the Company has provided additional disclosure relating to its contemplation of a director compensation policy. See page 45.

76.	Please disclose, in appropriate footnotes, the nature of any amounts disclosed as “All Other Compensation’’ in your table.

RESPONSE:

The Company has amended the summary compensation table to incorporate footnotes more fully describing the compensation disclosed as “All Other Compensation.” See page 44.

77.	Please advise us why the company has not presented the $96,000 advance payment to Dr. Lee in its Summary Compensation Table.

RESPONSE:

Upon additional consideration in response to the Staff’s comment, the Company has amended the Summary Compensation Table in the Registration Statement to include the $96,000 advance bonus payment as compensation to Dr. Lee in the year it was paid despite the fact that it is subject to repayment in certain circumstances. The Company has described in the footnotes thereto the fact that all or part of the advance bonus payment is subject to repayment in the event Dr. Lee’s employment is terminated within the first two years of employment. See page 44.

78.
Please reconcile your page 36 disclosure that Dr. Lee was granted 200,000 options in 2004 to your page 37 disclosure that she has less than 80,000 options currently in light of your disclosure than no options were exercised in 2005. Was a portion of the initial grant exercised in 2004? This comment is equally applicable to your other management team members.

RESPONSE:

The reference to Dr. Lee’s options on page 36 referenced her options prior to the merger, while the reference on page 37 referenced the same option as adjusted for the merger. To avoid confusion, the Company has amended references to stock options throughout the Registration Statement (except the financial statements provided therein), for all of its management team members, to reflect post-merger option terms. More specifically responsive to the Staff’s comment, the Company has amended the subsection “Vice President of Clinical Development to identify that Dr. Lee received options to purchase 76,822 shares of the Company’s common stock at an exercise price of $3.91. See pages 47.

79.	Please advise us why your Summary Compensation Table excludes Dr. Arie Belldegrun.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

Dr. Belldegrun was not included in the Summary Compensation Table as he is not considered an executive officer by the Company. Dr. Belldegrun is a director, and is the Chairman of the Company’s Scientific Advisory Board, but does not hold an executive position. As required, Dr. Belldegrun’s compensation is referenced under “Compensation of Directors” and “Certain Relationships and Related Transactions” sections. See pages 45 and 50.

Compensation of Directors, page 37

80.	Please disclose whether the company currently has an arrangement to compensate its directors, or plans to do so in the future.

RESPONSE:

The Company has provided additional disclosure relating to its contemplation of a director compensation policy in the subsection entitled “Compensation of Directors.” See page 45.

81.
We note your disclosure that you have agreed to compensate Dr. Belldegrun $100,000 if he assists in preparation for, and participates in, meetings with certain potential investors. Please more fully describe this agreement, including a discussion of the services contemplated thereby. In addition, please disclose if Dr. Belldegrun played any role in your reverse merger and subsequent private placement.

RESPONSE:

Dr. Belldegrun did receive a bonus for his participation in the Company’s private placement offering, but did not receive any compensation relating to the reverse merger. The Company has amended the subsection entitled “Compensation of Directors” to provide additional disclosure relating to the services Dr. Belldegrun provided the Company in its private placement offering. See pages 45-46. Additionally, the Scientific Advisory Agreement with Dr. Belldegrun and the amendment thereto, which set forth the terms of the bonus, were filed as Exhibits 10.3 and 10.4 to the Company’s Registration Statement on Form SB-2 filed on May 3, 2006.

82.
In reviewing your page 38 disclosure it would appear that in February 2006 you granted Dr. Belldegrun options with an exercise price of $4.82/share while in March 2006 you granted additional options at $4.50/share. As an initial matter, please confirm whether the company grants options at the fair market value of the stock - whether determined by the board or otherwise. If it does so, please explain the events that caused the board to believe that the value of the company declined between February and March of 2006. We may have further comment.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company currently grants options with an exercise price no less than the fair market value of the common stock on the date of grant, including the issuances to both Dr. Belldegrun and Mr. Auerbach in February and March of 2006. The exercise price relating to each of the issuances reflected the then current price per share of its common stock in its private placement offering amidst continuing negotiation of the purchase price between the Company and certain of its potential purchasers in the offering.

83.
Please provide further disclosure concerning any payments to be made to management upon the termination of their employment. At a minimum, this disclosure should address the amounts which are payable under the agreement, any option acceleration provisions and the circumstances under which the agreement obligates the company to make payments. In this regard we note your page 38 discussion of Mr. Auerbach’s employment agreement does not appear to address the foregoing.

RESPONSE:

Other than the agreement with Alan Auerbach, the Company’s chief executive officer, the Company has not provided any other executive officers change in control related compensation. The Company has amended the “Employment Agreements with Executives” subsection to provide additional disclosure as to the change in control provisions included in the employment agreement with Mr. Auerbach. See page 46. As previously disclosed under “Compensation of Directors” subsection, Dr. Belldegrun’s Scientific Advisory Agreement also includes provisions whereby (i) we are required to pay Dr. Belldegrun for the remaining portion of any calendar year in which we terminate the Scientific Advisory Agreement and (ii) options issued to Dr. Belldegrun pursuant to such agreement (and the amendment thereto) vested immediately upon a change in control or certain other events. See pages 45-46.

84.
Based on your disclosures it appears as if management is to receive bonuses based upon the in-licensing of new technologies. It would appear that, particularly given the long lag time associated with drug development, there is a conflict of interest in developing new licenses even if they would not be viable business opportunities. Please add disclosure, including risk factor disclosure, addressing this risk. Also, please disclose whether there is a formal agreement in place governing these payments. Finally, please confirm whether these payments are covered by a written agreement-and if so, please disclose what agreement governs these payments.

RESPONSE:

The scientific advisory agreement and employment agreement that the Company entered into with Dr. Arie Belldegrun and Alan Auerbach, respectively, include the referenced bonus provisions with such individuals. The Company has described the terms of these bonuses in the “Compensation of Directors” and “Employment Agreements with Executives” subsections. See pages 45-46.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

Additionally, the Company has included in the “Risk Factors” section a risk factor entitled “We are contractually obligated to two of our directors to pay bonuses in the event of certain in-licenses of potential products, which may present a conflict of interest” whereby discloses the risk referenced in the Staff’s comment. See page 15.

85.
We note your disclosure that in March of 2006 you granted your CEO options to purchase your common stock which vested contemporaneously with your merger. Please advise us when the company decided that it would conduct a merger transaction and disclose whether this grant was done in contemplation of the merger.

RESPONSE:

The reference to the options vesting contemporaneously with the merger was an inadvertent error. In fact, the options vested upon completion of the private placement offering, which closed immediately prior to the merger, both occurring on April 3, 2006. The Company has corrected this inadvertent error as it relates to both Dr. Bellegrun and Mr. Auerbach in the “Compensation of Directors” and “Employment Agreements with Executives” subsections. See pages 45-46.

Security Ownership of Certain Beneficial Owners and Management. page 40

86.
Please explain the meaning of the statement on page 40 that “the number of shares of common stock listed below as being beneficially owned by any holder only includes that number of shares of preferred stock, on an as converted basis, to the extent that, and only to the extent that, as a result of such conversion, the total number of shares of common stock that such holder would then be deemed to beneficially own pursuant to Section 13(d) of the Exchange Act would exceed 9.99% of the total number of then issued and outstanding shares . . .” We may have further comment.

RESPONSE:

Certain of the investors in the Company’s private placement offering completed on April 3, 2006 negotiated the inclusion of the referenced provision to prevent such investors from obtaining 10% or more of the Company’s common stock to avoid the additional reporting and other obligations that arise from beneficial ownership of 10% of the any class of the Company’s securities.

As noted in response to your comment 4, the Company has amended its disclosure in the section entitled “Security Ownership of Certain Beneficial Owners and Management” to provide additional disclosure as to the shares of preferred stock held and total voting stock held, in addition to the shares of common stock held and the percentage of voting stock beneficially owned. This recharacterized disclosure more accurately reflects voting power over the Company’s capital securities. Additionally, the Company moved the reference to the 9.99% limitation from the “Security Ownership of Certain Beneficial Owners and Management” (as it was no longer relevant to the referenced table) to the “Description of Capital Stock” section. See page 61.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

87.
In footnote 3 to your tabular presentation you indicate that you are excluding shares from the Belldegrun’s Children Trust. Please advise us who serves as trustee for this trust. Also advise us of the basis for excluding these shares from the beneficial ownership table. We may have further comment. This comment is equally applicable for Dr. Rosenwald in footnote 7.

RESPONSE:

The shares held by the Belldegrun Children’s Trust should indeed be considered beneficially held by Dr. Belldegrun. The trustee of the Belldegrun Children’s Trust is Rebecca Belldegrun, the spouse of Dr. Belldegrun. The Company has amended its disclosure in the “Security Ownership of Certain Beneficial Owners and Management” to correct this error. See pages 47-49.

With respect to the Lindsay A. Rosenwald 2000 Family Trust dated December 15, 2000, the trustee is Lester Lipshutz, who is not affiliated with Dr. Rosenwald. As Dr. Rosenwald is not a beneficiary of the trust and does not hold dispositive or voting power of its shares, the Company continues to exclude such shares from Dr. Rosenwald’s beneficially held shares.

Certain Relationships and Related Transactions. page 42

88.	We note your disclosure on page 42 that Horizon BioMedical Ventures, LLC is a substantial shareholder of the company - please disclose the extent of this interest.

RESPONSE:

The Company has amended the “Certain Relationships and Related Transactions” section in its Registration Statement to disclose that Horizon BioMedical Ventures, LLC holds approximately 22.6% of the Company’s voting securities. See page 50.

89.
Please clarify your disclosure related to the “Placement Agency Agreement” and “Introduction Agreement” to indicate the actual amounts paid, including any warrants granted, in connection with your private placement transaction. If these parties also have a right of first refusal with respect to future financing, please disclose and state the terms under which the placement would take place. In this regard, your current disclosure appears to assume that the private placement has not taken place - please revise. In addition, please disclose who was (or will) have responsibility for negotiating these contracts on behalf of the company.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has amended the “Certain Relationships and Related Transactions” section to identify the amounts paid to the placement agents and provide additional disclosure relating to the determination of terms for the placement agency agreement in a subsequent financing. The Company has further revised the disclosure to reflect that the private placement has been completed. See page 50.

90.
Please disclose Mr. Hofer’s job responsibilities at Paramount BioCapital, including whether he participated in your private placement and/or is a registered broker-dealer. In addition, please clarify that none of the compensation he receives from Paramount BioCapital is intended to compensate him for services rendered to Cougar or is in any way indexed to Cougar’s performance.

RESPONSE:

Mr. Hofer is an Associate General Counsel with Paramount BioCapital, Inc., and is not a registered broker-dealer. Mr. Hofer is not compensated by the Company, nor is he compensated by Paramount BioCapital for his services to the Company. Mr. Hofer’s compensation from Paramount BioCapital is in no way dependent upon the success of the Company. The Company has the “Certain Relationships and Related Transactions” section to disclose this additional information. See page 50.

Selling Security Holders, page 45

91.	Please disclose whether any of the selling security holders are registered broker dealers or affiliates thereof.

RESPONSE:

The Company has amended the footnotes to the “Selling Stockholder” section to identify which of the selling stockholders are registered broker-dealers or registered representatives of a registered broker-dealer. See pages 54-59.

Plan of Distribution, page 53

92.
We note your statement that “the selling shareholder may use any one or more of the following methods when disposing of shares or interests therein . . . a combination of any such methods of sale; and any other method permitted pursuant to applicable law.” (emphasis added) Item 508 of Regulation S-B requires the company to indicate the plan of distribution. Revise to delete this phrase and indicate any additional methods of distribution that will be used.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

The Company has amended the “Plan of Distribution” section to eliminate the reference to “any other method permitted pursuant to applicable law.” See pages 60-61.

Description of Capital Stock. Page 55

93.
On page 55 you disclose that you have “securities convertible or exercisable into an aggregate of 2,327,299 share of Common Stock (excluding the Preferred Stock).” Please clarify the nature of these securities, that is, are these warrants, convertible debt, etc.

RESPONSE:

The Company has amended the “Description of Capital Stock” section to separately identify the number of shares of common stock issuable upon exercise of warrants (1,187,645) and upon exercise of options (1,139,654). See page 61.

94.
Please clarify the meaning of your disclosure under “Voluntary Conversion”. In this regard an example of how the conversion operates may be helpful to the investor. In addition, the company notes that your discussion under “Mandatory Conversion” contains several terms, namely “Conversion Ratio” and “Stated Value” which appear to be undefined. Please define these terms for the investor.

RESPONSE:

The Company has amended the “Series A Preferred Stock” subsection to provide additional detail to assist the investor in determining how the voluntary conversion features. In response to the Staff’s Comment No. 7, the Company has removed the defined terms, but provided additional information as to what these terms mean and how they are used. See pages 61-62.

Where You Can Find More Information, page 57

95.	Please be advised that the SEC’s Public Reference Room is located at 100 F Street, N.E., Washington, D.C.

RESPONSE:

The Company has the “Where You Can Find More Information” section to reflect the proper address of the SEC’s Public Reference Room. See page 63.

Financial Statements
Notes to Financial Statements

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

Note 2 - Significant Accounting Policies
Warrants issued with Debt Instruments, F-13

96.
We noted your disclosure regarding your computation of the value of the debt instrument and the beneficial conversion feature; that such value was determined by allocating the proceeds first to the fair value of warrants, and then any residual amounts to the debt instruments. APB 14 specifies the amount allocated to the debt instrument should be based on the relative fair value of the debt instrument. Tell us how your computation is appropriate (i.e. the residual amount versus the relative value) and how this impacts your computation of the value of the debt instrument and the embedded conversion feature, as discussed in the first paragraph on F-16 (Note 8 - Convertible Notes Payable). Please advise or revise as necessary.

RESPONSE:

The Company issued two separate groups of notes with warrants. The first group issued in June 2005 included notes with no conversion feature and warrants. The Company accounted for the transaction by allocating the gross proceeds between the notes and the warrants utilizing the relative fair value method as prescribed by Accounting Principles Board Opinion (“APB”) No. 14, “Accounting for Convertible Debt and Debt Issued with Stock Purchase Warrants.”

In November 2005, the Company issued a second group of notes and warrants. The notes included a conversion feature that caused the note to be convertible into an indeterminate number of shares. Emerging Issues Task Force (“EITF”) Issue No. 00-19 paragraph 20 provides that if the number of shares that could be required to be delivered to net-share settle the contract is indeterminate, a company will be unable to conclude that it has sufficient available authorized and unissued shares and, therefore, net-share settlement is not within control of the company. This requires asset or liability classification. The issuance of a contract where the shares required to be issued is indeterminate requires the reclassification of all other equity instruments requiring share settlement to a liability as it is presumed the company will be unable to net share settle any of the obligations (FASB Staff Position EITF 00-19-1 excluded employee stock based compensation from this requirement).

Upon issuance of the November 2005 notes and warrants, the Company determined that the warrants issued in November 2005 required liability treatment and the previously outstanding warrants from the June 2005 issuance, which were reflected as equity, required reclassification as a liability. Paragraph 10 of EITF 00-19 addresses the reclassification of contracts and states that the classification of contracts should be reassessed at each balance sheet date. If the classification required under this issue changes as a result of events during the period (if, for example, as a result of voluntary issuance of stock the number of authorized but unissued shares is insufficient to satisfy the maximum number of shares that could be required to net-share settle the contract) the contract should be reclassified as of the date of the event that caused the classification. There is no limit to the number of times a contract may be reclassified. If a contact is reclassified from permanent or temporary equity to an asset or a liability, the change in fair value of the contract during the period the contract was classified as equity should be accounted for as an adjustment to stockholders’ equity. The contract subsequently should be marked to fair value through earnings.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

The original recording of the November 2005 warrants and the reclassification of the June 2005 warrants both require the warrants to be reflected as a liability at fair value. As such the relative fair value approach that the Company utilized in its original recording of the June 2005 notes and warrants required by APB 14 is not appropriate under the situation where EITF 00-19 fair value accounting is required. The Company believes that the APB 14 relative fair value approach was properly applied upon the issuance of the June 2005 notes and warrants. However, upon the issuance of the November 2005 notes and warrants the June 2005 warrants, which had originally been classified as equity and a reduction in the carrying value of the note, had to be reclassified to liability not at its originally assigned relative fair value but at its then full fair value. This was accomplished by recording a debit to additional paid-in capital for $836,398 and a corresponding credit to warrant liability as required by paragraph 10 of EITF 00-19. The reclassification had no impact on the amortized value of the note which was determined by, and continues to be reflected at its amortized APB 14 relative fair value.

Based on the above, the Company believes that its accounting for the June 2005 and November 2005 notes and warrants is in accordance with generally accepted accounting principles.

Note 6 -Line of Credit, F-14

97.
Please expand your disclosure to describe the material terms of the warrants, including the exercise price, who has the rights to convert (i.e. the holder or the company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.); any redemption features, whether the warrants may be exercised or settled in registered or unregistered shares and any registration rights and/or liquidated damages provisions.

RESPONSE:

The warrants identified in Note 6 to the financial statements of the Company for the year ended December 31, 2005 are five-year warrants to purchase shares of common stock at an exercise price of $3.18 per share (prior to the adjustment pursuant to the SRKP merger). The warrants do not provide for cashless exercise or any redemption. The warrants (and the shares of common stock issuable upon exercise of the warrants) are not registered, and the transfer thereof is restricted. The Company has amended Note 6 of such financial statements to incorporate the additional disclosures. See page F-12.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

Note 7 -Notes Payable. F-14

98.
Please expand your disclosure to describe the material terms of the warrants, including the exercise price, who has the rights to convert (i.e. the holder or the company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.), any redemption features, whether the warrants may be exercised or settled in registered or unregistered shares and any registration rights and/or liquidated damages provisions.

RESPONSE:

The warrants identified in Note 7 to the financial statements of the Company for the year ended December 31, 2005 are five-year warrants to purchase shares of common stock at an exercise price of $3.18 per share (prior to the adjustment pursuant to the SRKP merger). The warrants do not provide for cashless exercise or any redemption. The warrants (and the shares of common stock issuable upon exercise of the warrants) are not registered, and the transfer thereof is restricted. The Company has amended Note 7 of such financial statements to incorporate the additional disclosures. See page F-12.

Note 8 - Convertible Notes Payable. F-15

99.
Please expand your disclosure to describe the material terms of the warrants, including who has the rights to convert (i.e. the holder or the company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.), any redemption features, whether the warrants may be exercised or settled in registered or unregistered shares and any registration rights and/or liquidated damages provisions.

RESPONSE:

The warrants identified in Note 8 to the financial statements of the Company for the year ended December 31, 2005 are seven-year warrants to purchase shares of common stock at an exercise price of $3.18 per share (prior to adjustment pursuant to the SRKP merger). The warrants do not provide for cashless exercise. The warrants are redeemable at the option of the Company if the Company’s common stock is traded on the OTCBB, Nasdaq or a national securities exchange and the common stock has had an average closing price per share over a period of thirty consecutive calendar days equal to or greater than the exercise price of the warrants, as adjusted, which is initially $3.18. The warrants (and the shares of common stock issuable upon exercise of the warrants) are not registered, and the transfer thereof is restricted. The Company has amended Note 8 of such financial statements to incorporate the additional disclosures. See page F-13.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

Other Regulatory

100.
We note you have presented pre-merger financial statements of Cougar Biotechnology, Inc., at December 31, 2005 even though the reverse merger with SRKP 4 was not consummated until April 3, 2006. Please revise your filing to include separate historical financial statements of both SRKP 4 and Cougar Biotechnology on a pre-merger basis and related pro forma financial statements in accordance with Item 310 of Regulation S-B.

RESPONSE:

The Company has included the financial statements for SRKP for the period from May 24, 2005 (date of inception) to December 31, 2005, the three months ended March 31, 2006 and related pro forma financial statements. See pages F-33 through F-50.

101.	Please note the updating requirements for the financial statements as set forth in Item 310(g) of Regulation S-B and provide a current dated consent of the independent accountants in any amendments.

RESPONSE:

As required by Item 310(g) of Regulation S-B, the Company has included in the Registration Statement financial statements of the Company as of March 31, 2006 and for the three months ended March 31, 2006 and 2005. See pages F-22 through F-32 (with interim SRKP financials for the appropiate period at pages F-40 through F-45). Additionally, the Company has included current dated consents of the independent accountants in its amended filing. See Exhibits 23.1 and 23.2.

Other Exchange Act Filings

102.	The company’s current Form 10-KSB, Forms 10-QSB, and other Exchange Act Filings should also be revised to comply with these comments as applicable.

RESPONSE:

The Company does not believe it is necessary or appropriate to amend its most recent Form 10-KSB, as this filing incorporated disclosures relating to SRKP prior to the merger completed on April 3, 2006, which do not pertain the comments set forth herein. Notwithstanding the foregoing, the Company intends to amend the Current Report on Form 8-K filed with the Commission on April 7, 2006 which incorporates as Exhibit 99.1 the Company’s Annual Report on Form 10-KSB for the years ended December 31, 2005 and 2004, as well as the Company’s Quarterly Report on Form 10-QSB for the three months ended March 31, 2006 and any other Exchange Act filings, as necessary and appropriate, as determined in coordination with the Commission after conclusion of the comment period relating to the Registration Statement.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

Part II

Item 25 Other Expenses of Issuance and Distribution

103.	Please revise to disclose your estimate of accounting fees and expenses.

RESPONSE:

The Company has amended Item 25 of the Registration Statement to include the required information. See page II-2.

Item 26 Recent Sales of Unregistered Securities

104.
The staff was confused by your disclosure in the first paragraph under this heading. Form SB-2 does not provide for incorporation of information by reference. Please advise us why the company is not presenting this information here. In addition, please review the requirements of Item 701 of Regulation S-B and update your disclosure as appropriate. In many instances the staff notes that the company has not provided the information required by Item 701(d) particularly as it relates to the exemption relied upon and the underlying facts supporting such an exemption. Identify the officers, directors and affiliates who received securities. Please revise as appropriate. We may have further comment.

RESPONSE:

The Company has amended Item 26 of the Registration Statement to provide the information required by Item 701 of Regulation S-B, including additional disclosure as to the identification of officers, directors and affiliates to which the Company has issued securities, the issuances made by SRKP prior to the merger, and the exemptions relied upon by the Company (and SRKP prior to the merger). See pages II-2 through II-4.

105.
We note your statement that “each of the above-referenced investors in Cougar’s stock represented to Cougar in connection with their investment that they were ‘accredited investors’ . . .” The company must make the determination whether the investors were accredited investors in connection with the exemption claimed. Revise as appropriate.

RESPONSE:

The Company has Item 26 of the Registration Statement to reflect that the Company has made the determination as to the investors status and “accredited investors,” and did not simply rely upon the representations of the investors. See page II-4.

106.
The staff notes your disclosure that you issued a consultant options to purchase your securities at an exercise price of $13.02 in June 2004 and that in August 2004 you issued options to a director at $.039 and an officer at $3.91. Please revise to explain why these exercise prices fluctuated so widely during this period in light of the fact that a market did not exist for your securities at this time.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

RESPONSE:

Please note that the options issued to a director in August 2004 were at $0.39, which was below fair market value at the time of grant. The options issued to the officers with an exercise price of $3.91 per share and to the consultant at an exercise price of $13.02 per share were issued above fair market value at the time of grant, and were set by the Board of Directors after negotiation with the respective parties.

107.
On page II-2 you disclose that you issued 31,732 warrants to a director as consideration for guarantying a line of credit with Bank of America. You later disclose that you also issued him Units for approximately $600,000 based on the amount of his guaranty. Please explain this disclosure. If your director has been compensated for the amount of his guaranty based on an equivalent value then how is this characterized as a guaranty? In addition, please advise if the initial guaranty contract provided for him to receive these securities upon the occurrence of a stated event. In this regard the staff is looking to better understand the circumstances under which these Units were issued.

RESPONSE:

The Company has removed reference to the amount of the guaranty. The amount subscribed by the Lindsay A. Rosenwald 2000 Family Trust was arbitrarily determined, and the securities issued in the offering were pursuant to the Company’s receipt of approximately $600,000 as a subscription for securities. Other than the coincidence of the amount of the guaranty and of the subsequent subscription, the guaranty and subscription are completely unrelated.

Exhibit Index

108.
The staff notes your statement at the bottom of your exhibits that “[c]onfidential treatment has been granted as to certain portions of this exhibit . . .” Please revise to indicate that confidential treatment has been requested for the noted exhibits.

RESPONSE:

The Company has amended the footnotes to Item 27 to reflect that “Confidential treatment has been requested as to certain portions of this exhibit pursuant to Rule 406 of the Securities Act of 1933, as amended.” See page II-5.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

Exhibits

Exhibit 5.1

109.
The staff notes that language in your opinion indicates that you are licensed to practice in Minnesota, and that your opinion is limited to the laws of the State of Minnesota; however, the company is a Delaware corporation and is thus issuing its’ securities pursuant to Delaware law. Please revise your legality opinion to opine on the applicable provisions of Delaware law as it would appear to be the appropriate state in this instance. Indicate that opinion opines upon Delaware law including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting those laws.

RESPONSE:

The Company has obtained a revised legal opinion from its counsel that reflects the Commission’s comments. See Exhibit 5.1 to the Registration Statement.

110.
We note your statement, in the last sentence in your opinion, that the opinion “is not to be used, circulated, quoted for any other purpose or otherwise referred to or relied upon by any other person without the express written permission of this firm.” The limitation noted in this paragraph is inappropriate. Investors should be able to rely on the legality opinion. Revise to delete the noted statement.

RESPONSE:

The Company has obtained a revised legal opinion from its counsel that reflects the Commission’s comments. See Exhibit 5.1 to the Registration Statement.

Exhibit 10.8

111.
The staff notes that clause 2.2 of your license agreement with Emory University contained a reservation of rights in favor of the United States for research developed with federal funds. Please clarify the scope and nature of this provision and assess its impact on your business. In addition, please add disclosure in your filing indicating whether any of your technologies were developed in part with government funds and the impact that this may have on your business.

RESPONSE:

The reservation of rights provision included in the license agreement with Emory University is a standard provision required under the Bayh-Dole Act, 35 USCA §200-212, for arrangements relating to the intellectual property of public or non-profit institutions which relied on federal government funded research. This legislative act provides certain rights to the public or non-profit institution and the government, including a right to a non-exclusive, non-transferable, irrevocable, paid-up license to the intellectual property throughout the world.

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

The Company has amended the “Business” section of the Registration Statement to reflect that this provision is applicable to the license agreement with Emory University. See page 31.

Undertakings

112.
We do not understand why you have included the undertakings required for filings incorporating subsequent Exchange Act documents by reference. Form SB-2 does not provide for incorporation by reference. Revise as appropriate.

RESPONSE:

The Company has amended Item 28 to the Registration Statement to remove the reference to incorporating Exchange Act filings by reference. See page II-6.

Form 10-QSB for the Period Ended March 31, 2006
Cougar Biotechnology Financial Statements
Notes to Financial Statements
Note 6 -Warrants Issued with Debt Instruments. page 9

113.
Please show us how you determined the current amount presented as warrant liability on the balance sheet. Also, tell us and revise your disclosure to discuss where you have recorded the changes in fair value of the warrant liability in accordance with paragraph 9 of EITF 00-19.

RESPONSE:

The warrant liability in the amount of $680,004 is comprised of the fair value of warrants issued with the June 2005 note financing ($116,614), warrants issued to guaranty a bank line of credit ($70,522), warrants issued with the November 2005 note financing ($285,886), and warrants issued with the January 2006 Note financing ($206,982). The fair value of the warrants was determined using the Black Scholes option-pricing model with the following assumptions:

Dividend yield	0%
Expected volatility	72.0%
Risk free rate	4.3%
Expected term	5 years
Strike price	$3.18
Current stock price	$1.73

John Reynolds, Assistant Director
Division of Corporate Finance
July 24, 2006

The changes in fair value were recorded as interest expense as stated in Note 2.

Form 8-K, filed April 6, 2006

114.
In reviewing your Certificate of Designation of Series A Convertible Preferred Stock the staff noted that the “Stated Value” of the preferred shares was $4.50 per share and that this value is used to determine items such as interest payments, etc. However, in your private placement you sold 22,919,075 Units for gross proceeds of only $39,650,000 or approximately $1.73/unit. As an initial matter, please revise your disclosure to include the per unit sale price associated with the sale of the units and ascribe value to both the preferred shares and common stock based on the weighting of the respective units. Further, please clarify to your potential investors that your private placement was not actually conducted at $4.50 per share even though the applicable redemption provision would pay this amount to the preferred shareholders. In addition, please provide the staff with an analysis discussing why the $4.50 resale price is appropriate under these circumstances.

RESPONSE:

The Company will amend its Current Report on Form 8-K to properly reflect the terms of the transaction as requested. As noted, the difference in unit price and stated value of the Series A Preferred is reconcilable when accounting for the merger adjustment.

* * * *

Please feel free to contact me at (612) 672-8311 or Chris Melsha at (612) 672-8343 should you have any further questions.

Sincerely

Ranga Nutakki

cc:   Alan H. Auerbach
Christopher Melsha